L.L. CJ

17008978

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III*

SEC FILE NUMBER
8-67174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 34th Street 8th Floor, Suite 8067
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Davis 212-796-8444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

00

OATH OR AFFIRMATION

I, Eric Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO,Managing Member

Title

EIJI OKUYAMA
Notary Public, State of New York
Reg. No. 02OK6347017
Qualified in New York County
Commission Expires August 29, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

Davis Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Davis Securities, LLC as of December 31, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Davis Securities, LLC at December 31, 2016 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2017

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 2,358
Due from broker	64,016
Other assets	3,313
Due from related parties	4,129
TOTAL ASSETS	$ 73,816

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 28,728
MEMBER'S EQUITY	45,088
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 73,816

The accompanying notes are an integral part of this statement.

DAVIS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") was organized in the State of Delaware April 8, 2005 and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated sooner by Management. The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold, not yet purchased are accrued on the ex-dividend date.

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, 2014 and 2015.

FASB ASC 820, *Fair Value Measurement* has no material effect on this financial statement.

2. DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker. At December 31, 2016, all amounts due from broker reflected in the statement of financial condition are with this broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

As of December 31, 2016, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. RELATED PARTY TRANSACTIONS

The Company conducts security transactions for an affiliated investment partnership, the Davis Strategic Growth Fund, LP. During the year ended December 31, 2016, the Company earned commission income of $46,728 from the affiliated partnership.

Pursuant to an expense sharing agreement, the Company reimburses an affiliated entity, Davis Management, LLC (the "Affiliate") for rent and occupancy expense. Included in rent expense in the statement of operations is $7,832 charged by this Affiliate for the year ended December 31, 2016. At December 31,2016 there was no balance owed the Company.

At December 31, 2016, additional affiliate, Davis Capital Advisors, LLC owed the Company $4,129. This receivable is included in due from related parties on the statement of financial condition.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

5. GUARANTEES

The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2016, the Company had not entered into any subordinated loan agreements.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2016, the Company had net capital of $37,273 which exceeded the minimum requirement of $5,000 by $32,273. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through February 24, 2017 and no further information is required to be disclosed.